NEW FRONTIER MEDIA, INC.
7007 WINCHESTER CIRCLE, SUITE 200
BOULDER, COLORADO 80301
(303) 444-0900

September 26, 2006

VIA FACSIMILE AND

FIRST CLASS MAIL

Ms. Linda Cvrkel

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	File No. 000-23697
New Frontier Media, Inc.

Dear Ms. Cvrkel:

Thank you for your September 14, 2006 letter setting forth additional comments of the staff of the United States Securities and Exchange Commission regarding New Frontier Media, Inc.’s (the “Company”) Form 10-K for its fiscal year ended March 31, 2006. On behalf of the Company, I submit this letter in response to those comments. For your convenience, I have set forth below the numbered comments in their entirety followed by the Company’s responses thereto.

Notes to Consolidated Financial Statements. Page F-10

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

Recoupable costs and Producer Advances, page F-13

1.

We refer to our prior comment 2. Please clarify if the advances to producers relate to expenses paid on behalf of the producer, or advance royalty payments under your agreements. Further, please clarify the statement, “In the normal course of business, MRG has never had an instance where it was not able to recoup its costs or advances.” Tell us if outside the normal course of business, any such costs or advances have not been recouped.

Response: To further clarify our response to your prior comment 2, producer advances are monies advanced against future license fees to be collected on behalf of the producer by MRG as the sales agent. Producer advances do not relate to expenses paid on behalf of the producer. As stated in our original response, the Company does not anticipate that these advances will be expensed in future periods as it feels confident in its ability to successfully market the films at a level necessary to recoup any advances. However, the Company does review the advances for potential impairment on a quarterly basis and would write-off the advance if it appeared more likely than not that the advance would not be recoupable against future license fees.

To further clarify our original statement of “in the normal course of business, MRG has never had an instance where it was not able to recoup its costs or advances”, subsequent to our September 11, 2006 letter, MRG performed a careful review of its sales agency agreements since 1995 and found no instances where it had to write off uncollectible producer advances. We continue to believe that our producer advances will be successfully collected upon against future license fees.

Note 6. Acquisitions, page F-19

2.

Please refer to your response to our prior comment 4. It appears as though a significant portion of the goodwill recorded relates to the ability to monetize the library of content acquired from MRG, as well international relationships. In this regard, please tell us how you determined the existence and fair value of identifiable intangibles and explain why no portion of the purchase price was allocated to the library and customer relationships. Please be detailed in your response. Refer to paragraph 39 of SFAS 141 and EITF 02-17.

Response: As stated in Note 6, the Company engaged an outside third party to assist with the valuation of the intangible assets acquired as part of the MRG purchase in order to comply with paragraph 39 of SFAS 141. As part of this valuation, $10.6 million was allocated to the film inventory (i.e., the library of content).

In addition, as part of this valuation $4.6 million was allocated to the non-competition agreements with the two key MRG principals and $0.2 million was allocated to a below-market lease. This allocation of value to the intangible assets, as stated in our Form 10K, was preliminary.

When we filed our Form 10Q for the quarter ended June 30, 2006, the valuation of the intangibles had been finalized, resulting in $2.1 million allocated to the non-competition agreements, $1.6 million allocated to contractual/non-contractual customer relationships, and $0.2 million allocated to the below-market lease (the value of the film library remained the same). The non-competition agreements and contractual/non-contractual customer relationships will be amortized on a straight-line basis over five years, while the below-market lease will be amortized over the remaining term of the lease, which ends in October 2008. The original allocation, as stated above, was preliminary and assumed that the contractual/non-contractual customer relationships were specifically linked to the key principals themselves. Because of this preliminary assumption, the value of any contractual/non-contractual customer relationships was included as part of the valuation of the non-competition agreement.

Subsequent to the filing of the form 10K, we finalized the valuation of the intangibles and segregated the value attributable to the non-contractual/contractual customer relationships from the value allocated to the non-competition agreements. The allocation of value to the contractual/non-contractual customer relationships was based upon the fact that the customer relationships are actually maintained across a variety of different management levels throughout the organization and such maintenance is not limited to the activities of the key MRG principals only, as well as to the ease of transitioning these relationships to other employees in the organization.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Karyn L. Miller
Chief Financial Officer